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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _________)*
Minrad International, Inc.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
60443P103

(CUSIP Number)
Mr. R. Ananthnarayan
Piramal Healthcare, Inc.
379 Thornall Street
Edison, New Jersey 08837
With a copy to:
L. Hunter Rost, Esq.
Waller Lansden Dortch & Davis, LLP
511 Union Street, Suite 2700
Nashville, Tennessee 37219
(615) 244-6380

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 60443P103	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Piramal Healthcare, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,950,744 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,950,744 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1)     Represents the aggregate number of shares of common stock of Minrad International, Inc., a Delaware corporation (the “Issuer”), par value $0.01 per share (the “Common Stock”), that are subject to that certain Voting Agreement referred to in Items 3 and 4 below and the irrevocable proxies contained therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Piramal Healthcare, Inc. (“PHI”) that it is a beneficial owner of any shares of the Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by PHI.
(2)     Based on 49,302,462 shares of Common Stock outstanding at December 22, 2008, as represented by the Issuer in the Merger Agreement discussed in Item 4 below.

CUSIP No. 60443P103	Page 3 of 11 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D (this “Schedule”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Minrad International, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 50 Cobham Drive, Orchard Park, New York 14127.
Item 2. Identity and Background.
     This Schedule is being filed by Piramal Healthcare, Inc., a Delaware corporation (“PHI”). PHI is a newly-formed and wholly-owned subsidiary of Piramal Healthcare Limited (“Piramal”), an Indian public limited company that is one of India’s largest pharmaceutical companies. The address of the principal business and the principal office of PHI is 379 Thornall Street, Edison, New Jersey 08837.
     The name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of PHI is set forth on Annex A attached hereto, which is incorporated by reference herein.
     (d) – (e) During the last five years, neither PHI nor, to the best of its knowledge, any person listed on Annex A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     In connection with the Merger Agreement described in Item 4 hereof, as a condition to the willingness of Piramal, PHI and Mayflower Acquisition Corp., a Delaware corporation and wholly owned subsidiary of PHI (“PH Sub”), to enter into the Merger Agreement, and as an inducement and in consideration therefor, PHI entered into a Voting Agreement, dated as of December 22, 2008 (the “Voting Agreement”), with certain officers, directors and stockholders of the Issuer. By reason of PHI’s entering into the Voting Agreement, PHI may be deemed to have acquired beneficial ownership of the shares of Common Stock that are the subject of the Voting Agreement. PHI has not paid any separate consideration to the stockholders in connection with the execution and delivery of the Voting Agreement and, therefore, no funds were used with respect to the acquisition of such beneficial ownership. For a more detailed description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.
Item 4. Purpose of Transaction.
     Merger Agreement
     (a) – (b) As of December 22, 2008, the Issuer, PHI, PH Sub and (solely with respect to certain limited sections of the agreement) Piramal entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, the Issuer will merge with and into PH Sub (the “Merger”), and PH Sub will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of PHI. At the

CUSIP No. 60443P103	Page 4 of 11 Pages
Effective Time (as defined in the Merger Agreement), each outstanding share of the Common Stock will be converted into the right to receive $0.12 in cash, without interest.
     The Issuer, PHI and PH Sub have made customary representations and warranties and covenants in the Merger Agreement. The completion of the Merger is subject to customary closing conditions, including the approval of the Issuer’s stockholders.
     The Merger Agreement contains certain termination rights of PHI and the Issuer and provides that, upon the termination of the Merger Agreement under certain circumstances, the Issuer would be required to pay PHI a termination fee of $1,200,000 plus PHI’s and PH Sub’s out-of-pocket expenses incurred in connection with the Merger Agreement. The Merger is currently expected to close in the first calendar quarter of 2009.
     The foregoing summary of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, filed as Exhibit 2.1 to the Issuer’s Form 8-K filed on December 23, 2008 and incorporated herein by reference.
     Voting Agreement
     In connection with the Merger Agreement, and as a condition and inducement to PHI’s and PH Sub’s willingness to enter into the Merger Agreement, the officers, directors and certain stockholders of the Issuer (each a “Stockholder” or collectively, the “Stockholders”) entered into a Voting Agreement with PHI with respect to all shares of Common Stock that each Stockholder holds of record (collectively, the “Subject Shares”).
     Pursuant to the Voting Agreement, each Stockholder granted to PHI or any designee of PHI an irrevocable proxy to vote the Subject Shares in accordance with the provisions of the Voting Agreement, whether in person at a stockholder meeting of the Issuer, by proxy, or by written consent. Each Stockholder affirmed that the proxy is coupled with an interest and shall be irrevocable during the term of the Voting Agreement.
     Each Stockholder agreed, until the termination of the Voting Agreement, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, to appear at each such meeting, in person or by proxy, or otherwise cause such Stockholder’s Subject Shares to be counted as present for purposes of establishing a quorum, and each such Stockholder shall vote (or cause to be voted) or act by written consent with respect to all of its Subject Shares that are beneficially owned by each such Stockholder or its affiliates or as to which such Stockholder has, directly or indirectly, the right to vote or direct the voting of the Subject Shares (i) in favor of adopting the Merger Agreement, including the agreement of merger contained therein, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof and hereof, (ii) against certain alternative corporate transactions and (iii) against any proposal, action or agreement that would impede, frustrate, prevent or nullify the Voting Agreement or the Merger Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or which would result in any of the conditions set forth in the Merger Agreement not being fulfilled.
     Each Stockholder also agreed, with limited exception, to not (a) sell, transfer, pledge, assign or otherwise dispose of (including by gift) (collectively, “Transfer”), or enter into any contract, option or other

CUSIP No. 60443P103	Page 5 of 11 Pages
arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person other than pursuant to the Merger, (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares or (c) commit or agree to take any of the foregoing actions; provided that nothing in the Voting Agreement shall prohibit each such Stockholder from Transferring the Subject Shares to any person that agrees in a writing reasonably satisfactory to PHI to be bound by the terms of the Voting Agreement.
     The Voting Agreement terminates upon the earliest of (a) the Effective Time, (b) the six-month anniversary of the date of the Voting Agreement, (c) the termination of the Merger Agreement in accordance with its terms and (d) the date of any modification to the Merger Agreement in a manner that reduces the amount or form of consideration payable thereunder.
     The foregoing summary of the Voting Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreement, filed as Exhibit 10.1 to the Issuer’s Form 8-K filed on December 23, 2008 and incorporated herein by reference.
     (c) Not applicable.
     (d) Pursuant to the Merger Agreement, the directors of PH Sub immediately prior to the Effective Time will be the initial directors of the surviving corporation. The officers of PH Sub immediately prior to the Effective Time will be the initial officers of the surviving corporation.
     (e) Not applicable.
     (f) Not applicable.
     (g) Pursuant to the Merger Agreement, as of the Effective Time, the certificate of incorporation and the bylaws of PH Sub will be the certificate of incorporation and the bylaws of the surviving corporation, except that Article I of the certificate of incorporation of PH Sub will be amended to read as follows: “The name of the Corporation is Minrad International, Inc.”
     (h) – (i) Pursuant to the Merger Agreement, prior to the Effective Time, the Issuer will use commercially reasonable efforts to cause the delisting of the Common Stock from the NYSE Alternext and the deregistration of the Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable after the Effective Time.
     (j) Except as described in Item 4 above, PHI currently has no plan or proposals which relate to, or may result in, any matters similar to those listed in Items 4(a) – (i) of Schedule 13D (although PHI reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
     (a) Immediately prior to the execution of the Voting Agreement, PHI did not beneficially own any shares of the Common Stock. Upon execution of the Voting Agreement, PHI acquired the right to vote in favor of the Merger (as described in Item 4 above) and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, PHI may be deemed to have become a beneficial owner of 9,950,744 shares of Common Stock, which represents approximately 20.2% of the issued and outstanding shares of Common Stock. This percentage calculation is based on 49,302,462 shares of Common Stock issued and

CUSIP No. 60443P103	Page 6 of 11 Pages
outstanding as of December 22, 2008, which number is based on the representations made by the Issuer in the Merger Agreement. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by PHI that it is the beneficial owner of any shares of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by PHI.
     (b) For the purposes of Rule 13d-3 promulgated under the Exchange Act, PHI may be deemed to share the power to vote or to direct the voting of 9,950,744 shares of Common Stock pursuant to the Voting Agreement, as described in Item 4 above.
     (c) Except as set forth or incorporated herein, neither PHI nor, to the best knowledge of PHI, any of the individuals referred to in Annex A to this Schedule, has effected any transaction in the Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The information set forth, or incorporated by reference, in Items 3, 4 and 5 hereof is incorporated by reference in response to this Item 6. Except as otherwise described in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
     See Exhibit Index following the signature page hereto, which is incorporated herein by reference.

CUSIP No. 60443P103	Page 7 of 11 Pages
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated this 2nd day of January, 2009.

PIRAMAL HEALTHCARE, INC.

By:	/s/ Rajesh Laddha

Rajesh Laddha Secretary and Treasurer

CUSIP No. 60443P103	Page 8 of 11 Pages
EXHIBIT INDEX

Number	Description

1.	Agreement and Plan of Merger, dated December 22, 2008, by and among Piramal Healthcare, Inc., Mayflower Acquisition Corp., Piramal Healthcare LTD. and Minrad International, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Minrad International, Inc. on December 23, 2008).

2.	Voting Agreement, dated December 22, 2008, by and among Piramal Healthcare, Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Minrad International, Inc. on December 23, 2008).

CUSIP No. 60443P103	Page 9 of 11 Pages
Annex A
Piramal Healthcare, Inc.
Directors and Executive Officers
     The table below sets forth the name, country of citizenship and present principal occupation or employment of each director and executive officer of Piramal Healthcare, Inc. The business address of each person listed below is c/o Piramal Healthcare Limited, Piramal Tower, Ganpatrao Kadam Marg, Lower Parel, Mumbai – 400 013. Except as set forth below, the principal employer of each person is Piramal Healthcare, Inc.

Name and Country of
Citizenship	Present Principal Occupation or Employment

Directors

Murari Rajan	•	President and Director
Citizenship: United States	•	Executive Director of Piramal Healthcare Limited

Rajesh Laddha	•	Secretary, Treasurer and Director
Citizenship: India	•	Chief Financial Officer of Piramal Healthcare Limited

Executive Officers
(who are not directors)

N. Santhanam	•	Vice President
Citizenship: India	•	Chief Operating Officer and Executive Director of Piramal Healthcare Limited

Ninad Navalkar	•	Vice President
Citizenship: India	•	Vice President (Finance) of Piramal Healthcare Limited

Khushru Jijina	•	Vice President
Citizenship: India	•	Group President (Treasury) of Piramal Enterprises Limited

Madhusudhan Nair	•	Vice President
Citizenship: India	•	President — Legal & Secretarial of Piramal Healthcare Limited

CUSIP No. 60443P103	Page 10 of 11 Pages
Piramal Healthcare Limited
Directors and Executive Officers
     The table below sets forth the name, country of citizenship and present principal occupation of employment of each director and executive officer of Piramal Healthcare Limited, the sole stockholder of Piramal Healthcare, Inc. Except as set forth below, the business address of each person listed below is c/o Piramal Healthcare Limited., Piramal Tower, Ganpatrao Kadam Marg, Lower Parel, Mumbai – 400 013. Additionally, except as set forth below, the principal employer of each person is Piramal Healthcare Limited.

Name and Country of
Citizenship		Present Principal Occupation or Employment

Directors

Ajay G Piramal	•	Chairman and Chief Executive Officer
Citizenship: India

Swati A. Piramal	•	Director (Strategic Alliances & Communications)
Citizenship: India

N. Santhanam	•	Chief Operating Officer and Executive Director
Citizenship: India

Keki Dadiseth	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Company Director, Gandhi Mansion, 3rd Floor, 20, Altamount Road, Over South African Consulate, Mumbai-400 026, India

Y. H. Malegam	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Charted Accountant, S.B. Billimoria & Co., Maker Chambers, R. Kamani Road, Ballard Estate, Mumbai-400 001, India

S. Ramadorai	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Business Executive, Tata Consultancy Services, TCS House, 2nd Floor, Raveline Street Fort, Mumbai-400 001, India

R. A. Shah	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Solicitor and Advocate, Crawford Bayley & Co., 4th floor, State Bank Bldg., N.G.N. Vaidya Marg, Mumbai-400 023, India

Deepak Satwalekar	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Company Director, 9 Nutan Alka Cooperative Society , Relief Road, Santacruz-West, Mumbai 400 054, India

CUSIP No. 60443P103	Page 11 of 11 Pages

Name and Country of
Citizenship		Present Principal Occupation or Employment
N. Vaghul	•	Independent Director of Piramal Healthcare Limited
Citizenship: India	•	Service, ICICI Bank Limited, ICICI Towers, Bandra Kurla Complex, Bandra (East), Mumbai-400 051, India

Executive Officers
(who are not directors)

Rajesh Laddha	•	Chief Financial Officer
Citizenship: India

Sudharshan Jain	•	Director (Formulations)
Citizenship: India

R. Ananthanarayanan	•	Director (Custom Manufacturing Group)
Citizenship: India

Leonard D’souza	•	Corporate Secretary
Citizenship: India